SEADRILL PARTNERS LLC

13th Floor, One America Square, 17 Crosswall

London, EC3N 2LB, United Kingdom

Via EDGAR

October 5, 2012

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Seadrill Partners LLC

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), Seadrill Partners LLC (the “Company,”) hereby submits its currently expected offering terms of the initial public offering (the “Offering”), including the bona fide price range pursuant to Item 503(b)(3) of Regulation S-K, the number of common units to be offered, the minimum quarterly distribution per unit and the total number of common and subordinated units to be outstanding after the Offering. The Company expects that these pricing terms will be included in a future amendment to the Registration Statement on Form F-1, File No. 333-184023 (the “Registration Statement”).

The Offering terms are a bona fide estimate of the range of the minimum and maximum Offering price and the maximum number of securities to be offered as of October 5, 2012. Should the bona fide estimates of these terms change, the figures presented in future amendments to the Registration Statement may increase or decrease.

The Company proposes to price the Offering with a bona fide price range of $19.00 to $21.00 per common unit, with a midpoint of $20.00 per common unit. In the Offering, the Company proposes to sell up to 10,062,500 common units representing limited liability company interests in the Company, including common units that may be purchased by the underwriters pursuant to their option to purchase up to 1,312,500 additional common units. This range is initially being provided for your consideration by correspondence due to the Company’s and the underwriters’ concern regarding providing such information in advance of the launch of the Offering given recent market volatility as well as the Company’s desire to provide all information necessary for the Staff to complete its review on a timely basis.

Additionally, the Company is enclosing its proposed marked copy of those pages of the Registration Statement that will be affected by the offering terms set forth herein. These marked changes will be incorporated into a future amendment to the Registration Statement.

The Company seeks confirmation from the Staff that it may launch its Offering with the price range specified herein and include such price range in a future filing of the Registration Statement.

Please direct any questions that you have with respect to the foregoing to Catherine S. Gallagher at Vinson & Elkins L.L.P. at (202) 639-6544 or Adorys Velazquez at Vinson & Elkins L.L.P. at (212) 237-0036.

Very truly yours,

SEADRILL PARTNERS LLC

By:	/s/ Graham Robjohns
Name: Graham Robjohns
Title: Chief Executive Officer and Director

Enclosures

cc:	Donald Delaney (Securities and Exchange Commission)
Shannon Buskirk (Securities and Exchange Commission)
Alexandra M. Ledbetter (Securities and Exchange Commission)
Norman von Holtendorff (Securities and Exchange Commission)
Graham Robjohns (Seadrill Partners LLC)
Rune Magnus Lundetrae (Seadrill Partners LLC)
Robert Hingley-Wilson (Seadrill Partners LLC)
Sean T. Wheeler (Latham & Watkins LLP)
Divakar Gupta (Latham & Watkins LLP)

2